UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on August 26, 2021, reporting the Company’s results for the second quarter and six months ended June 30, 2021.

This Report on Form 6-K, excluding the commentary of Lars H. Barstad and Inger M. Klemp, is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 30, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

SECOND QUARTER 2021

26 August 2021

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2021

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and six months ended June 30, 2021:

Highlights

•	Net loss of $26.6 million, or $0.13 per basic and diluted share for the second quarter of 2021.
•	Adjusted net loss of $23.2 million, or $0.12 per basic and diluted share for the second quarter of 2021.
•	Reported total operating revenues of $170.0 million for the second quarter of 2021.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the second quarter of 2021 were $15,000, $11,000 and $10,600 per day, respectively.
•
For the third quarter of 2021, we estimate spot TCE on a load-to discharge basis of $14,000 contracted for 70% of vessel days for VLCCs, $9,800 contracted for 64% of vessel days for Suezmax tankers and $11,800 contracted for 63% of vessel days for LR2 tankers. We expect the spot TCEs for the full third quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the third quarter as well as current freight rates.

•
Entered into an agreement in May 2021 for the acquisition through resale of six scrubber fitted, latest generation ECO-type VLCC newbuilding contracts currently under construction at the Hyundai Heavy Industries (“HHI”) shipyard in South Korea. The vessels are scheduled to deliver during 2022 starting in the first quarter.

•
Entered into agreement in June 2021 to acquire two scrubber fitted, latest generation ECO-type VLCCs built in 2019 at the HHI shipyard in South Korea. The vessels are scheduled to deliver during the fourth quarter of 2021.

•
Obtained financing commitments for three senior secured term loan facilities in August 2021 in a total amount of up to $247.0 million to partially finance the acquisition of the two VLCCs built in 2019 and two of the six VLCC newbuilding contracts, which are subject to final documentation.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS commented:

“The tanker markets remained challenging throughout the second quarter of 2021, even though most energy related commodities and shipping markets saw a firm upswing in demand and prices. Soft tanker markets did catch up with Frontline this quarter, but with our modern fleet, cost-efficient and agile operating model we continued to yield returns above key benchmarks. Oil demand is recovering firmly in the U.S. and Europe, and with relatively high vaccination rates, the spread of the Delta variant has had a limited impact on oil demand recovery in these regions. In Asia however the pace of the recovery is more clouded as countries again move in to lock-downs. The fundamentals of the tanker market continue to be encouraging, and even more pronounced now as orderbooks are being filled with vessels catering for trades other than oil and refined products. Looking at key market indices for tankers, and the fleet average age and composition, we believe that we are now in a situation where a significant portion of the fleet is experiencing negative freight rates. This is not sustainable. Frontline has faced markets like these before, and we continue to position ourselves towards what we believe will be a firm recovery as global markets continues to regain lost ground.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:
“We are very pleased to have secured financing commitments in a total amount of up to $247.0 million on highly attractive terms to partially finance four of our newly acquired VLCCs. Through this financing we extend our bank group, reduce our borrowing cost and industry leading cash break even rates and maximize potential cash flow per share after debt service costs.”
Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE					Spot TCE estimates	% Covered	Estimated average daily cash BE rates for the remainder of the year
	2021	Q2 2021	Q1 2021	Q4 2020	2020	Q3 2021		2021
VLCC	17,100	15,000	19,000	17,200	54,500	14,000	70%	21,800
SMAX	13,100	11,000	15,200	9,800	35,600	9,800	64%	17,500
LR2	11,200	10,600	12,000	12,500	23,400	11,800	63%	15,400

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the third quarter of 2021 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.
The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.
When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

Second Quarter 2021 Results
The Company reports a net loss attributable to the Company of $26.6 million for the quarter ended June 30, 2021 compared with net income of $28.9 million in the previous quarter. The adjusted net loss attributable to the Company2 was $23.2 million for the second quarter of 2021 compared with adjusted net income of $8.8 million in the previous quarter. The adjustments in the second quarter of 2021 consist of a $0.8 million gain on marketable securities, a $1.3 million amortization of acquired time charters, a $4.7 million loss on derivatives, and a $0.8 million share of losses of associated companies. The decrease in adjusted net income from the previous quarter was driven by a decrease in our time charter equivalent earnings from $101.6 million in the previous quarter to $76.0 million in the current quarter due to lower TCE rates, an increase in ship operating expenses of $9.3 million mainly as a result of higher drydocking costs, offset by a gain on marketable securities sold in the quarter of $4.0 million.
The Fleet
As of June 30, 2021, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.1 million DWT:
(i)	62 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 20 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases; and
(iii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)
In April 2021, the Company took delivery of the LR2 tanker, Front Future, from Shanghai Waigaoqiao Shipbuilding Company Limited (“SWS”).
In April 2021, the Company redelivered one VLCC to an unrelated third party at the end of the charter-in agreement.
In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million, including an estimated $25.7 million in additions and upgrades to the standard specifications. The vessels are designed to operate on different fuels, including Biofuel, have the potential to be converted or retrofitted to consume fuel such as LNG or Ammonia and consequently there is an ability to cut CO2 emissions to zero when technology, logistics and the regulatory framework allows for it. The newbuildings will also be fitted with Exhaust Gas Scrubber technology, high end Anti Fouling systems, equipped with Digital Energy Performance solutions as well as being compliant with specific Exxon Mobile lightering requirements to allow for maximum trading flexibility. We believe the delivery schedule is very attractive with all vessels delivering during 2022 starting in the first quarter.
In June 2021, the Company entered into an agreement to acquire two scrubber-fitted, latest generation ECO-type VLCCs built in 2019 at the HHI shipyard in South Korea for a total of $180.0 million. The vessels are scheduled to deliver during the fourth quarter of 2021.
As of June 30, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of June 30, 2021, the charters have remaining contractual periods of approximately one year and two months.

2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Newbuilding Program
As of June 30, 2021, the Company’s newbuilding program consisted of two LR2 tankers which are expected to be delivered in September 2021 and November 2021, respectively, and as described above six VLCCs which are expected to be delivered during 2022 starting in the first quarter.
As of June 30, 2021, total installments of $129.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $530.7 million, of which we expect $93.3 million to be paid in 2021 and $437.4 million to be paid in 2022.
In November 2020, the Company entered into a senior secured term loan facility in an amount of up to $133.7 million with CEXIM and Sinosure to partially finance the cost of four LR2 tankers, of which $66.6 million remains payable and available under this facility for the two LR2 tankers remaining under construction.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $130.0 million from DNB Bank ASA (“DNB”) to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility is subject to final documentation. Frontline intends to establish long term financing for the remaining four resale VLCC newbuilding contracts closer to the delivery of the vessels.
Corporate Update
Pursuant to the Company’s stated dividend policy, the Board of Directors has decided not to pay a dividend for the second quarter of 2021. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on both the Company’s results and its market expectations.
The Company had 197,692,321 ordinary shares outstanding as of June 30, 2021. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2021 was 197,692,321.
Financing Update
In April 2021, the Company drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker, Front Future, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.
In the second quarter of 2021, the Company drew down $101.7 million under its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. to finance installments for the six VLCCs under construction. $113.3 million remains available and undrawn under this facility as of June 30, 2021.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $130.0 million from DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.

In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $58.5 million from SEB to partially finance the acquisition of one of the two 2019 built VLCCs. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $58.5 million from KFW IPEX-Bank to partially finance the acquisition of one of the two 2019 built VLCCs. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.
Covid-19 Update
The Delta variant, first materializing in India in the first quarter of 2021, has become the dominant strain of Covid-19 and with it the outlook for crew mobility and safety again looks challenging. Whilst the situation in India initially caused the greatest concern, other countries, such as the Philippines have seen a surge in infections yet again. As a result, the Filipino government has imposed restrictions which impacted our ability to transfer Filipino crew in the second quarter of 2021.
Despite our hopes to the contrary, the third quarter, and indeed the remainder of the year, will be impacted by the pandemic and the challenges will persist for crew changes. Concerns proliferating across the world as a result of the advancement of the Delta variant have reintroduced border closures and restrictions at both national and local levels. Travel and quarantine costs remain high, with pressure on commercial as well as charter flights and new countries imposing inbound and outbound quarantine requirements.
Progress on the vaccination of seafarers has been slow and notable industry bodies have criticized the lack of prioritization of seafarers in most national vaccination programs. However, at the end of the first quarter, we saw positive signs that Covid-19 vaccines would become commercially available to international seafarers. The United States was the first nation to offer the Janssen vaccine to seafarers and our technical department has ensured that crew onboard all vessels that call at any US ports are offered the Janssen vaccine on a voluntary basis, after a thorough risk assessment has been performed.
India, during their worst Delta variant outbreak to date, announced it would prioritize seafarers as frontline workers. On collaboration with our ship managers, we paused most crew changes with Indian nationals to allow as many of them as possible to take up the offer of a vaccine administration. Beginning in the third quarter of this year, the Netherlands and Germany will be the first among European nations to offer seafarers calling at large ports the opportunity to be administered vaccine doses.
We estimate Covid-19 related additional crew change costs, excluding air freight and associated transport costs, of $1.5 million for the third quarter with approximately 930 seafarers due for repatriation.

ESG Update
In July this year the EU commission presented its proposals for updated environmental regulations – aimed at reducing emissions by 55% in 2030 compared to 1990 levels (with a goal of “net zero” by 2050). The proposals will now head to the European Parliament where approval from member states is needed. For shipping, this means a minimum 13% GHG intensity reduction from ship fuels by 2035 (2020 baseline). The maritime sector is now also subject to the EU’s Emissions Trading System (ETS), pursuant to which emission allowances are needed. For intra-EU voyages, shipping companies are fully responsible for emissions. The liability is reduced to 50% for incoming and outgoing voyages. The ramp-up is gradual, starting with the shipping companies being responsible for 20% of emissions in 2023, and increasing to 100% in 2026.
During the last year, we initiated our energy efficiency project: “Decarbonization journey towards IMO 2030- 2050”. The purpose of this project is to provide Frontline with a solid understanding of our options, both now and in the near future, on how to further optimize our operations and fleet towards more energy efficient and sustainable operations applying a systematic approach. DNV GL has been appointed to assist us throughout this project. By the end of 2021, we intend to have fully digitalized our ship performance data into our digital monitoring platform Veracity, set targets with associated KPIs on energy efficiency both for the short and long- term and established a strategy on the implementation of alternative fuels.
Tanker Market Update
Global oil consumption averaged 96.7 million barrels per day ("mbpd") during the second quarter of 2021 according to the Energy Information Administration (“EIA”), 2.1 mbpd higher than in the first quarter of 2021. Global oil supply increased by 2.3 mbpd during the second quarter, averaging 94.9 mbpd. World oil balances indicate we continued to draw from crude oil inventories during the second quarter, albeit at a slower pace than in the first quarter of the year.
Asset prices have continued to appreciate throughout the second quarter of 2021, fueled by healthy activity in the container markets in addition to firm activity for LNG, LPG and Chemical vessels. Steel plate prices in Korea reached $1,000 per ton in June 2021 according to industry sources, an increase of approximately 37% year to date. New ordering for tankers has been muted throughout the second quarter of 2021, and the overall orderbook in absolute DWT terms continues to be near 25-year lows, not reflecting the size of the oil market nor the age profile of the existing tanker fleet.
According to industry sources, the average age of the VLCC fleet at the end of the second quarter of 2021 was just over 10 years, the oldest average age seen for close to 20 years. This is the great paradox of tankers, considering the tightening regulatory framework the industry faces, the high focus on emissions and the environmental implications of the business we are in. Looking at the asset classes to which Frontline is exposed, namely VLCC, Suezmax and LR2 tankers, approximately 7 % of the global fleet will be over 20 years of age by the end of 2021. When a tanker vessel is over 20 years of age, it will struggle to find employment with legitimate charterers. In recent months media and research agencies have pointed to US sanctions against Iranian and Venezuelan oil exports bringing about a parallel oil market, where sanctioned crude oil is actively traded. The vessels involved sail outside of the regulatory framework set by IMO, often operating without insurance and disobeying the common safety regulations the rest of the industry embraces. Activities of this sort have regrettably always been a challenge in the shipping industry, but the volume of such activity has previously been negligible. Now, the foregoing activity seems to be taking place on a scale which both severely hurts the demand for freight in the compliant tanker market and distorts the global oil trade, displacing significant volumes of compliant oil.
The outlook for the tanker market continues to look constructive and the fundamental picture has become even more pronounced as few tankers have been ordered and available newbuilding capacity is scarce for the next three years. However, the pace of the recovery in global oil demand and trade is being curtailed by the rapid spread of the Delta variant of Covid-19. We do remain optimistic going forward as the current market conditions for tankers are not sustainable. Frontline is not strangers to challenging markets, and with our fuel-efficient modern fleet we continue to focus on positioning ourselves towards a recovery.

Conference Call and Webcast
On August 26, 2021 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
Std International	+44 (0) 203 009 5709
UK	0844 493 6766
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	4165188

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	4165188

Participant information required: Full name & company

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.
We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 25, 2021

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2021

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2020 Apr-Jun	2021 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2021 Jan-Jun	2020 Jan-Jun	2020 Jan-Dec
387,083	170,018	Total operating revenues	364,010	798,904	1,221,187

12,886	596	Other operating gain	1,133	24,219	29,902

85,963	90,063	Voyage expenses and commission	176,941	209,263	353,098
3,534	(961)	Contingent rental income (expense)	(1,624)	8,270	14,568
38,866	48,727	Ship operating expenses	88,154	79,831	183,063
2,415	322	Charter hire expenses	2,593	4,454	9,557
9,249	7,947	Administrative expenses	14,332	20,604	44,238
34,419	36,204	Depreciation	71,734	66,725	138,770
174,446	182,302	Total operating expenses	352,130	389,147	743,294
225,523	(11,688)	Net operating income (loss)	13,013	433,976	507,795
117	38	Interest income	84	597	705
(18,225)	(14,654)	Interest expense	(29,414)	(40,859)	(72,160)
855	4,813	Gain (loss) on marketable securities	7,915	(4,542)	(2,491)
(2,661)	(789)	Share of results of associated company	(724)	(1,427)	(4,424)
(28)	(8)	Foreign currency exchange gain (loss)	(17)	(1,129)	2,035
(5,900)	(4,721)	Gain (loss) on derivatives	10,989	(21,746)	(18,577)
(12)	353	Other non-operating items	380	139	109
199,669	(26,656)	Net income (loss) before income taxes and non-controlling interest	2,226	365,009	412,992
55	25	Income tax benefit	38	47	14
199,724	(26,631)	Net income (loss)	2,264	365,056	413,006
(63)	—	Net income attributable to non-controlling interest	—	(63)	(131)
199,661	(26,631)	Net income (loss) attributable to the Company	2,264	364,993	412,875
$1.01	$(0.13)	Basic earnings (loss) per share attributable to the Company	$0.01	$1.89	$2.11
$1.01	$(0.13)	Diluted earnings (loss) per share attributable to the Company	$0.01	$1.85	$2.09

2020 Apr-Jun	2021 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2021 Jan-Jun	2020 Jan-Jun	2020 Jan-Dec

199,724	(26,631)	Net income (loss)	2,264	365,056	413,006
(36)	(24)	Foreign exchange loss	(26)	(36)	(130)
(36)	(24)	Other comprehensive income loss	(26)	(36)	(130)
199,688	(26,655)	Comprehensive income (loss)	2,238	365,020	412,876

63	—	Comprehensive income attributable to non-controlling interest	—	63	131
199,625	(26,655)	Comprehensive income (loss) attributable to the Company	2,238	364,957	412,745
199,688	(26,655)	Comprehensive income (loss)	2,238	365,020	412,876

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2021	Dec 31 2020
ASSETS
Current assets
Cash and cash equivalents	140,361	174,721
Restricted cash	1,140	14,928
Marketable securities	2,673	2,639
Marketable securities pledged to creditors	—	5,835
Other current assets	187,476	180,196
Total current assets	331,650	378,319

Non-current assets
Newbuildings	131,174	48,498
Vessels and equipment, net	3,340,987	3,307,144
Vessels under finance lease, net	49,234	53,518
Right of use assets under operating leases	4,527	8,426
Goodwill	112,452	112,452
Investment in associated company	555	1,279
Loan notes receivable	1,388	1,388
Other long-term assets	9,615	7,197
Total non-current assets	3,649,932	3,539,902
Total assets	3,981,582	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	326,462	167,082
Current portion of obligations under finance lease	7,329	7,810
Current portion of obligations under operating lease	1,173	4,548
Other current liabilities	91,715	101,921
Total current liabilities	426,679	281,361

Non-current liabilities
Long-term debt	1,891,438	1,968,924
Obligations under finance lease	45,115	48,467
Obligations under operating lease	3,662	4,177
Other long-term liabilities	1,235	3,739
Total non-current liabilities	1,941,450	2,025,307

Commitments and contingencies
Equity
Frontline Ltd. equity	1,613,925	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,613,453	1,611,553
Total liabilities and equity	3,981,582	3,918,221

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2020 Apr-Jun	2021 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2021 Jan-Jun	2020 Jan-Jun	2020 Jan-Dec
		OPERATING ACTIVITIES
199,724	(26,631)	Net income (loss)	2,264	365,056	413,006
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
35,329	37,418	Depreciation and amortization of deferred charges	74,360	69,601	144,394
(12,354)	—	Other operating gain	—	(19,764)	(19,763)
(1,258)	(1,258)	Amortization of acquired time charters	(2,502)	(1,479)	(4,022)
3,534	(961)	Contingent rental (income) expense	(1,624)	8,270	14,568
—	—	Finance lease payments received	—	438	438
—	—	Gain on sale of SeaTeam	—		(6,928)
(855)	(4,813)	(Gain) loss on marketable securities	(7,915)	4,542	2,491
2,661	789	Share of results of associated company	724	1,427	4,424
5,646	3,282	(Gain) loss on derivatives	(13,846)	21,534	15,145
271	(342)	Other, net	(342)	(1,121)	(4,605)
8,090	21,732	Change in operating assets and liabilities	(9,902)	(2,996)	44,910
240,788	29,216	Net cash provided by operating activities	41,217	445,508	604,058

		INVESTING ACTIVITIES
(125,647)	(137,647)	Additions to newbuildings, vessels and equipment	(181,980)	(152,846)	(190,568)
26,556	—	Proceeds from sale of vessels and equipment	—	26,556	24,738
—	—	Investment in associated company	—	(750)	(750)
—	—	Net cash inflow (outflow) on sale of subsidiary	2,813	—	(14,140)
—	—	Cash outflow on issuance of loan to associated company	—	(1,500)	(1,500)
—	(357)	Marketable securities acquired	(357)	—	—
—	—	Trafigura asset acquisition	—	(533,748)	(533,748)
—	14,074	Proceeds from sale of marketable securities	14,074	—	—
(99,091)	(123,930)	Net cash used in investing activities	(165,450)	(662,288)	(715,968)

		FINANCING ACTIVITIES
106,273	135,122	Proceeds from debt	172,024	650,273	1,376,997
(97,924)	(50,415)	Repayment of debt	(90,623)	(149,732)	(921,751)
(836)	(1,241)	Repayment of finance leases	(3,199)	(7,984)	(11,214)
—	—	Net proceeds from issuance of shares	—	5,825	5,825
—	—	Lease termination receipts, net	—	3,186	3,186
(1,179)	(1,039)	Debt fees paid	(2,117)	(6,074)	(16,471)
(138,252)	—	Dividends paid	—	(215,031)	(312,389)
(131,918)	82,427	Net cash provided by (used in) financing activities	76,085	280,463	124,183

9,779	(12,287)	Net change in cash and cash equivalents and restricted cash	(48,148)	63,683	12,273
231,280	153,788	Cash and cash equivalents and restricted cash at start of period	189,649	177,376	177,376
241,059	141,501	Cash and cash equivalents and restricted cash at end of period	141,501	241,059	189,649

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2021 Jan-Jun	2020 Jan-Jun	2020 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	197,692,321	196,894,321	196,894,321
Shares issued	—	798,000	798,000
Balance at end of period	197,692,321	197,692,321	197,692,321

SHARE CAPITAL
Balance at beginning of period	197,692	196,894	196,894
Shares issued	—	798	798
Balance at end of period	197,692	197,692	197,692

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	402,021	397,210	397,210
Stock compensation expense	(338)	(216)	(216)
Shares issued	—	5,027	5,027
Balance at end of period	401,683	402,021	402,021

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,070,688	1,070,688
Cash dividends	—	(66,594)	(66,594)
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	200	330	330
Other comprehensive loss	(26)	(36)	(130)
Balance at end of period	174	294	200

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	8,018	(155,146)	(155,146)
Net income attributable to the Company	2,264	364,993	412,875
Cash dividends	—	(148,437)	(249,711)
Balance at end of period	10,282	61,410	8,018

EQUITY ATTRIBUTABLE TO THE COMPANY	1,613,925	1,665,511	1,612,025

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	232	232
Net income attributable to non-controlling interest	—	63	131
Adjustment on sale of subsidiary	—	—	(835)
Balance at end of period	(472)	295	(472)
TOTAL EQUITY	1,613,453	1,665,806	1,611,553

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL
Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.
3. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2021 Jan-Jun	2020 Jan-Jun	2020 Jan-Dec
Net income attributable to the Company	2,264	364,993	412,875

(in thousands)
Weighted average number of ordinary shares	197,692	193,559	195,637
Dilutive effect of contingently returnable shares	—	4,106	2,042
Dilutive effect of share options	106	142	129
Denominator for diluted earnings per share	197,798	197,807	197,808

4. NEWBUILDINGS
The Company took delivery of two LR2 tankers, Front Fusion and Front Future, from SWS in March and April 2021, respectively.
As of June 30, 2021, the Company’s newbuilding program consisted of two LR2 tankers which are expected to be delivered in September 2021 and November 2021, respectively, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.
As of June 30, 2021, total installments of $129.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $530.7 million, of which we expect $93.3 million to be paid in 2021 and $437.4 million to be paid in 2022.
5. DEBT
In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2022. In the second quarter of 2021, the Company drew down $101.7 million under the facility to finance installments for the six VLCCs under construction. $113.3 million remains available and undrawn under this facility as of June 30, 2021.
The Company drew down $33.4 million in March 2021 and $33.4 million in April 2021 under its senior secured term loan facility of up to $133.7million with CEXIM and Sinosure to partially finance the delivery of two LR2 tankers, Front Fusion and Front Future, respectively, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.
6. MARKETABLE SECURITIES
As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean Ltd. ("Golden Ocean"), of which 1,260,358 were held as marketable securities pledged to creditors ("the shares"). In December 2020, the Company entered into a forward contract to repurchase the shares in March 2021 for $6.2 million.
In March 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase the shares in June 2021 for $9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.
In June 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.
In the six months ended June 30, 2021, the Company recognized a gain on marketable securities sold of $7.6 million in relation to the Golden Ocean shares.
In April 2021, the Company purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In June 2021, the Company sold these shares for proceeds of $0.7 million, resulting in a gain on marketable securities sold of $0.3 million in the six months ended June 30, 2021.
In the six months ended June 30, 2021, the Company recognized an unrealized gain of $0.3 million in relation to the marketable securities still held as of June 30, 2021, none of which were held as marketable securities pledged to creditors as of this date.

7. SHARE CAPITAL
The Company had an issued share capital at June 30, 2021 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2020: $197,692,321 divided into 197,692,321 ordinary shares) of $1.00 par value each.
8. RELATED PARTY TRANSACTIONS
We transact business with the following related parties, being companies in which Hemen (an affiliate and the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.
As of June 30, 2021, the Company leased two of its vessels from SFL. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2021 was $0.3 million, which was $1.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.
In the six months ended June 30, 2021, the Company chartered four of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $1.0 million in relation to these charters in the six months ended June 30, 2021.
The Company accounts for its 15% of the share capital of TFG Marine under the equity method. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $107.8 million to TFG Marine in the six months ended June 30, 2021 and $14.0 million remained due as at June 30, 2021.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

9. COMMITMENTS AND CONTINGENCIES
As of June 30, 2021, the Company’s newbuilding program consisted of two LR2 tankers which are expected to be delivered in September 2021 and November 2021, respectively, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.
As of June 30, 2021, total installments of $129.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $530.7 million, of which we expect $93.3 million to be paid in 2021 and $437.4 million to be paid in 2022.
The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of June 30, 2021, the remaining commitments amounted to $17.9 million, all of which is expected to be paid in 2021.
As of June 30, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at June 30, 2021.
In June 2021, the Company entered into an agreement to acquire two scrubber fitted, latest generation ECO-type VLCCs built in 2019 at Hyundai Heavy Industries shipyard in South Korea for a total of $180.0 million. The vessels are scheduled to deliver during the fourth quarter of 2021.
10. SUBSEQUENT EVENTS
In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). Following such issuance, Frontline has an issued share capital of $198,031,321 divided into 198,031,321 ordinary shares.
In July 2021, the Company paid deposits of $18.0 million towards the total purchase price of $180.0 million for the two 2019 built VLCCs.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $130.0 million from DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $58.5 million from SEB to partially finance the acquisition of one of the two 2019 built VLCCs. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.
In August 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $58.5 million from KFW IPEX-Bank to partially finance the acquisition of one of the two 2019 built VLCCs. The facility will have a tenor of 5 years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years counting from delivery date from the yard. The facility is subject to final documentation.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income (loss) attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	YTD 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Adjusted net income (loss) attributable to the Company
Net income (loss) attributable to the Company	2,264	(26,631)	28,895	412,875	(9,187)
Add back:
Loss on marketable securities	—	—	—	5,397	—
Share of losses of associated companies	789	789	—	5,658	1,617
Loss on derivatives	4,721	4,721	—	21,746	—

Less:
Gain on sale of subsidiary	—	—	—	(6,928)	(6,928)
Gain on derivatives	(15,710)	—	(15,710)	(3,169)	(2,541)
Gain on marketable securities (1)	(3,915)	(813)	(3,102)	(2,906)	(1,914)
Share of results of associated company	(65)	—	(65)	(1,234)	—
Amortization of acquired time charters	(2,502)	(1,258)	(1,244)	(3,801)	(1,271)
Gain on settlement of claim	—	—	—	(1,800)	—
Gain on termination of lease	—	—	—	(4,234)	—
Adjusted net income (loss) attributable to the Company	(14,418)	(23,192)	8,774	421,604	(20,224)
(in thousands)
Weighted average number of ordinary shares	197,692	197,692	197,692	195,637	197,692
Denominator for diluted earnings (loss) per share	197,798	197,692	197,775	197,808	197,692

(in $)
Basic earnings (loss) per share	0.01	(0.13)	0.15	2.11	(0.05)
Adjusted basic earnings (loss) per share	(0.07)	(0.12)	0.04	2.16	(0.10)
Diluted earnings (loss) per share	0.01	(0.13)	0.15	2.09	(0.05)
Adjusted diluted earnings (loss) per share	(0.07)	(0.12)	0.04	2.13	(0.10)

(1)
In the second quarter of 2021, the Company recognized a gain on marketable securities of $4.8 million of which the net proceeds from the sale of 1.3 million shares in Golden Ocean of $4.0 million was excluded from the adjusted net loss for the period.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Total operating revenues	364,010	170,018	193,991	1,221,187	174,873

less
Voyage expenses and commission	(176,941)	(90,063)	(86,878)	(353,098)	(74,240)
Other non-vessel items	(9,452)	(3,967)	(5,484)	(27,431)	(5,826)
Total TCE	177,617	75,988	101,629	840,658	94,807

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Time charter TCE (in thousands of $)
VLCC	8,235	841	7,394	40,175	14,413
Suezmax	25,703	12,947	12,756	50,650	12,992
LR2	3,230	—	3,230	13,131	3,637
Total Time charter TCE	37,168	13,788	23,380	103,956	31,042

Spot TCE (in thousands of $)
VLCC	53,426	23,162	30,264	334,314	26,594
Suezmax	50,720	21,253	29,467	262,517	18,113
LR2	36,303	17,785	18,518	139,871	19,058
Total Spot TCE	140,449	62,200	78,249	736,702	63,765

Total TCE	177,617	75,988	101,629	840,658	94,807

Spot days (available days less offhire days)
VLCC	3,132	1,539	1,593	6,139	1,550
Suezmax	3,882	1,940	1,942	7,383	1,855
LR2	3,231	1,683	1,548	5,981	1,524

Spot TCE per day (in $ per day)
VLCC	17,100	15,000	19,000	54,500	17,200
Suezmax	13,100	11,000	15,200	35,600	9,800
LR2	11,200	10,600	12,000	23,400	12,500

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.